Exhibit 99.1

Li-Cycle, LG Chem and LG Energy Solution Enter into Letter of Intent for

Milestone Closed Loop Commercial Arrangement

LG Chem and LG Energy Solution will Make a $50 Million Strategic Investment in

Li-Cycle Common Shares upon Completion of Commercial Agreements

LG Energy Solution to Supply Li-Cycle with Battery Manufacturing Scrap and Lithium-ion

Batteries for Recycling

Li-Cycle to Recycle the Battery Materials from LGES and Supply LG Chem and LG Energy Solution with 20,000 Tonnes of Nickel over 10 Years, Enough to Power Approximately 300,000 High-

Performing EVs

Volume Commitments and $50 Million Investment from LG Chem and LG Energy Solution to Facilitate Li-Cycle’s Rapid Scaling to Keep Pace with Accelerating Demand

TORONTO, Ontario (December 14, 2021) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or “the Company”), an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America, today announced that it has entered into a manufacturing scrap supply and nickel sulphate off-take agreement non-binding letter of intent with LG Chem, Ltd. (“LGC”) and LG Energy Solution, Ltd. (“LGES”). Upon execution of the definitive commercial agreement related to the proposed supply and off-take arrangements, LGC and LGES will together make a $50 million investment to purchase common shares (“Common Shares”) of Li-Cycle, (each making a $25 million investment), pursuant to the terms of definitive subscription agreements effective today.

LG Chem is Korea’s largest diversified chemical company. LGC offers robust chemical expertise, which includes high-tech areas such as active battery materials manufacturing. LG Energy Solution is a global leader delivering advanced lithium-ion batteries for electric vehicles (EVs), mobility & IT applications, and energy storage systems (ESS). With 30 years of experience in advanced battery technology, LGES continues to solidify its position as one of the world’s largest lithium-ion battery manufacturers. With battery production sites in the United States, Poland, South Korea, and China, LGES is more committed than ever to developing innovative technologies that will bring the future of energy a step closer.

Upon the execution of the definitive agreement, Li-Cycle, through its end-product off-take partner for the Rochester Hub, Traxys North America LLC, will sell 20,000 tonnes of nickel contained in nickel sulphate produced by Li-Cycle to LGC and LGES over 10 years, beginning in 2023. Additionally, LGES and Li-Cycle intend to cooperate on recycling nickel-bearing lithium-ion battery scrap and certain other lithium-ion battery materials to create a closed loop ecosystem. Nickel is essential for producing many types of EV batteries. Li-Cycle estimates that the amount of nickel that LGC and LGES plan to procure from Li-Cycle will be enough to produce lithium-ion batteries to power approximately 300,000 high-performing EVs.

“This proposed commercial arrangement with LGES and LGC and related strategic investment further enhance our global growth strategy as we continue to scale our safe, efficient, and sustainable lithium-ion recycling technologies,” said Ajay Kochhar, co-founder and Chief Executive Officer of Li-Cycle. “We are excited to collaborate with industry leaders LGES and LGC on a closed loop arrangement to recycle nickel-bearing lithium-ion battery materials and supply their battery manufacturing plants with recycled nickel battery-grade product. We look forward to continuing to collaborate closely as we transform lithium-ion batteries into a truly circular and sustainable product.”

“Sustainable recycling for lithium-ion batteries is critical to the electrification revolution. Li-Cycle is making economically and environmentally sustainable lithium-ion battery recycling a commercial reality through its innovate technologies,” said Byungchul Choi, department leader of LGC battery materials development. “As a leading global battery materials manufacturer, LGC looks forward to executing on this strategic arrangement with Li-Cycle, including the supply of recycled nickel from Li-Cycle to LGC. This exciting investment and commercial arrangement demonstrate LGC’s strong commitment to ESG principles.”

“We believe LG Energy Solution’s commitment to bringing more sustainable solutions for a greener world can be realized through this collaboration with Li-Cycle,” said Hyuksung Chung, leader of LGES Corporate Strategy Group. “We are thrilled to join forces with Li-Cycle on the supply of nickel-bearing lithium-ion battery materials that require recycling and off-take for use in new battery cells for EVs. LGES and Li-Cycle are truly making the circular economy a reality for lithium-ion batteries.”

Terms of the Transaction

Under the terms of the proposed investment, LG Chem and LG Energy Solution will each subscribe for 2,208,480 Common Shares at a price of $11.32 per share, for an aggregate investment in the Company of $50 million (the “Investment”). The subscription price per Common Share is based on a 30-day volume-weighted average price of the Common Shares prior to LGES’ investment committee approval of LGES’ participation in the Investment on October 28th, 2021. The closing of the Investment is conditional on the parties entering into mutually acceptable definitive commercial agreements regarding the supply of nickel-bearing lithium-ion battery scrap from LGES to Li-Cycle and nickel sulphate off-take from Li-Cycle to LGES and LGC.

Additional information regarding this announcement may be found in a Form 6-K that will be filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation, or sale in any jurisdiction in which such offer, solicitation, or sale is unlawful. The Common Shares to be issued in connection with the Investment have not been registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

About LG Chem

LG Chem, Ltd. is Korea’s largest diversified chemical company which operates three main business units: Petrochemicals, Advanced Materials, Life Sciences. The chemical business manufactures a wide range of products, from petrochemical goods to high-value added plastics. It also extends its chemical expertise into high-tech areas such as electronic & battery materials and drugs & vaccines. Throughout multiple production facilities and an extensive distribution network, LG Chem strives to become a leading global company. For more information, please visit the LG Chem website at www.lgchem.com.

About LG Energy Solution

LG Energy Solution is a global leader delivering advanced lithium-ion batteries for Electric Vehicles (EV), Mobility & IT applications, and Energy Storage Systems (ESS). With 30 years of experience in advanced battery technology, it continues to grow rapidly towards the realization of sustainable life. With its robust global network that spans the US, Europe, Asia, and Australia, LG Energy Solution is more committed than ever to developing innovative technologies that will bring the future energy a step closer. Under its ESG vision “We CHARGE toward a better future,” LG Energy Solution is doing its utmost to prioritize environment, fulfil social responsibilities and shape sustainable future. For more information, please visit https://www.lgensol.com.

Forward-Looking Statements

Certain statements contained in this communication may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1993, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “may”, “will”, “plan”, “potential”, “future”, “proposed”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements may include, for example, statements about the proposed manufacturing scrap supply agreement with LGES, and the proposed nickel sulphate off-take agreement involving by LG and anticipated benefits thereof; the future financial performance of Li-Cycle, and the fulfillment of Li-Cycle’s obligations in relation to the transaction with LGC and LGES. These statements are based on various assumptions, whether or not identified in this communication, which Li-Cycle believe are reasonable in the circumstances. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: Li-Cycle’s inability to enter into a definitive manufacturing scrap supply agreement with LGES and a definitive nickel sulphate off-take agreement with Traxys North America LLC, LGC and LGES on terms satisfactory to Li-Cycle or at all, and Li-Cycle’s inability to satisfy its obligations under those agreements; Li-Cycle’s inability to develop the Rochester Hub in a timely manner or on budget or that the Rochester Hub will not meet expectations with respect to its productivity or the specifications of its end products; Li-Cycle’s inability to successfully develop scope additions and optimization strategies in the definitive engineering phase of the Rochester Hub, including with respect to a likely increase in the processing capacity of the Rochester Hub above the 25,000 tonnes per annum level set forth in the pre-feasibility study for the project, in response to market developments (such as increasing EV battery manufacturing volumes in North America and trends around battery chemistries in EV applications), which likely scope additions and changes in processing capacity would be expected to result in a significantly greater estimated capital investment than that set forth in the pre-feasibility study; Li-Cycle’s inability to develop the Arizona Spoke, Alabama Spoke and other future projects in a timely manner or on budget or that those projects will not meet expectations with respect to their productivity or the specifications of their end products; Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle’s capital requirements in the future not being available to Li-Cycle on commercially reasonable terms or at all when it needs them; Li-Cycle expects to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s revenues for the Rochester Hub are derived significantly from a single customer; Li-Cycle’s insurance may not cover all liabilities and damages; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling processes as quickly as customers may require; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavourable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, boycotts and geo-political events; failure to protect Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting. These and other risks and uncertainties related to

Li-Cycle’s business are described in greater detail in the section entitled “Risk Factors” in its final prospectus dated August 10, 2021 filed with the Ontario Securities Commission in Canada and the Form 20-F filed with the SEC. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

CONTACTS

Li-Cycle Holdings Corp.

Investor Relations: investors@li-cycle.com

Press: media@li-cycle.com

LG Chem

Sangkyu Choi

Communications Team / LG Chem

choisg@lgchem.com

+82 2 3773 7869

LG Energy Solution

Ashlee Semin Shin

Communications Team / LG Energy Solution

ashin0@lgensol.com

+82 2 3773 4381

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